1	IN THE UNITED STATES BANKRUPTCY COURT
2	NORTHERN DISTRICT OF GEORGIA
3	ATLANTA DIVISION
4	IN RE:	.
5		.
6	CDC CORPORATION	.
7	DBA CHINADOTCOM,	.Docket No. 11-79079-pwb
8		.
9	DEBTOR.	.
10		.Atlanta, GA
11		.February 1, 2012
12		.3:45 PM
13
14	TRANSCRIPT OF
15	HEARING BEFORE THE HONORABLE PAUL W. BONAPFEL
16	UNITED STATES BANKRUPTCY JUDGE
17	Transcription Services:	Veritext
18		200 Old Country Road
19		Suite 580
20		Mineola, NY 11501
21	PROCEEDINGS RECORDED BY ELECTRONIC SOUND RECORDING.
22	TRANSCRIPT PRODUCED BY TRANSCRIPTION SERVICE.
23	APPEARANCES:
24	For the Debtor:	GREGORY D. ELLIS, ESQ.
25		JAMES C. CIFELLI, ESQ.

1		WILLIAM D. MATTHEWS, ESQ.
2		LAMBERTH, CIFELLI, STOKES, ELLIS &
3		NASON
4		Suite 550
5		3343 Peachtree Road, NE
6		Atlanta, GA 30326
7	For the Office of the	JAMES H. MORAWETZ, ESQ.
8	United States Trustee:	OFFICE OF U.S. TRUSTEE
9		362 Richard Russell Building
10		75 Spring Street, SW
11		Atlanta, GA 30303
12	For Robeco Investment	ALAN E. GAMZA
13	Management, Inc.:	ANNA MARI HUMNICKY
14		GUS H. SMALL
15		COHEN POLLOCK MERLIN & SMALL
16		Suite 1600
17		3350 Riverwood parkway
18		Atlanta, GA 30339
19	For Peter Yip:	J. ROBERT WILLIAMSON
20		SCROGGINS AND WILLIAMSON
21		1500 Chandler Building
22		127 Peachtree Street, N.E.
23		Atlanta, GA 30303
24	For the Official	JEFFREY W. KELLEY, ESQ.
25	Committee of Equity	STEPHEN S. ROACH

1	Security Holder:TROUTMAN SANDERS, LLP
2	Suite 5200
3	600 Peachtree Street, NE
4	Atlanta, GA 30308
5	I N D E X
6	1)REPLY TO RESPONSE REPLY IN SUPPORT OF THE APPLICATION OF
7	THE OFFICIAL COMMITTEE OF EQUITY SECURITY HOLDERS OF CDC
8	CORPORATION TO RETAINMORGAN JOSEPH TRI ARTISAN AS
9	FINANCIAL ADVISOR FILED BY JEFFREY W. KELLEY ON BEHALF OF
10	THE OFFICIAL COMMITTEE OF EQUITY SECURITY HOLDERS OF CDC
11	CORPORATION
12	2)MOTION BY DEBTOR TO APPROVE, NUNC PRO TUNC, THE EXERCISE
13	BY DEBTOR OF ITS RIGHT TO VOTE SHARES OF WHOLLY-OWNED
14	SUBSIDIARY, CDC SOFTWARE INTERNATIONAL CORPORATION, TO
15	RECONSTITUTE BOARD OF DIRECTORS FILED BY JAMES C. CIFELLI ON
16	BEHALF OF CDC CORPORATION
17	I N D E X
18		PAGE
19	JUDGE’S OPINION	6
20	AFTER RECESS
21	THE CLERK:We’re back on the record.
22	THE COURT:All right.This will be the Court’s -
23	- well, before doing the Court’s findings of fact and
24	conclusions of law, I do want to thank the lawyers for their
25	work in putting this together, I know these things can get

1	heated and difficult to deal with from time to time and I
2	have appreciated the advocacy on all sides.
3	I wish some of the examinations had been a little
4	shorter, but other than that I know you all think you need
5	to do that and are representing your clients and all clients
6	should be pleased with the quality of the effort and the
7	work that has been done and I appreciate it.
8	Now, so this will be the Court’s findings of fact
9	and conclusions of law.This is — actually, it’s not
10	uncommon in bankruptcy matters that a lot of what has to be
11	said is sort of a combination of a mixed legal and factual
12	finding and conclusion.I’ll try to separate out those as
13	much as I can.But, a lot of it is in that mixed category
14	situation.
15	I think it’s helpful to start with a background,
16	sort of a cast of characters.The Debtor is CDC
17	Corporation, it is a public company, 20 percent or so of its
18	shares are owned by Mr. Yip and/or affiliates of his.
19	Its major creditor and perhaps its only
20	significant creditor other than its affiliate is a company
21	or companies that we have averred to as Evolution or E-
22	Publishing, I’m not sure how to pronounce it.	But, in any
23	event I’m calling it Evolution.And it has a judgment
24	against just the parent or they, it may be a couple of
25	entities, but again, it doesn’t matter.	It’s the Evolution

1	judgment.
2	And then one of the downstream subsidiaries, which
3	is the major — the primary defendant in the case, CDC
4	Software Corporation also has a claim against the Debtor.
5	Those are the two creditors in the case and the general
6	assumption is that the Debtor is solvent and so unlike many
7	Chapter 11 cases that we see, this is a debtor were there is
8	actual value to be returned to equity.And the question is
9	how much equity, how to get that equity, how to get or
10	retain it and how to treat the shareholders, that’s after
11	the creditors and other administrative expenses are paid.
12	Now, the Debtor is a holding company and it has a
13	100 percent subsidiary that it owns CDC Software
14	International.And I’ll just refer to it as International.
15	And International, in turn, owns we’re not quite sure, 83
16	percent according to the chart that Mr. Rogers prepared and
17	87 percent according to Mr. Cifelli’s assessment.	It really
18	doesn’t matter.Eighty some odd percent of the equity
19	interest in CDC Software and International has 98 percent of
20	the voting rights.
21	And CDC Software is also a public company and in
22	addition to CDC Software there are public shareholders and
23	some of them have appeared in this matter and in this
24	proceeding, particularly, what we have averred to as Robeco
25	and I think that was Mr. Gamza who had spoken on their

1	behalf and they, among others, have been monitoring this
2	proceeding.
3	And so, they and another party who has appeared in
4	the case whose name escapes me currently, but the parties
5	will remember who it is, have appeared in this bankruptcy
6	case and in other proceedings in the case to assert their
7	interests as minority shareholders in CDC Software.
8	Now, as mentioned, the major creditor of the
9	Debtor is Evolution and its claim — in relationship, I
10	should say, with the Debtor resulted in the filing of a
11	lawsuit and the prosecution and litigation in the Supreme
12	Court, which is the trial court, of course, of New York.
13	And resulted in an adverse judgment and resulted in addition
14	in findings by the New York court with regard to claims of
15	abusive litigation, which resulted in the requirement that
16	— and the addition of attorneys fees to the amount of the
17	judgment and a finding that Mr. Yip, in particular, had
18	committed perjury in connection with that litigation.
19	The conduct of that litigation in turn and that
20	finding resulted in an inquiry and a investigation on behalf
21	of the board of directors of the Debtor.And there may or
22	may not be causal cause and effect relationships of all of
23	this, but thereafter there is upheaval at the top management
24	level.The auditor resigns and both CDC Corporation and CDC
25	Software Corporation have be delisted, so they’re no longer

1	traded on an exchange.They trade in the pink sheets.
2	Now, the story comes to Chapter 11 with the filing
3	of a voluntary Chapter 11 case by CDC Corporation.And
4	there have been a series of proceedings in the case, all of
5	which have focused on the management of the company and the
6	continued — or claims of continued involvement in
7	management by Mr. Yip.Concern about continued involvement
8	in management by Mr. Yip and concern about his effort to
9	control both the Debtor and CDC Software, the subsidiary.
10	And I should say, CDC Software, in turn, has a
11	number of subsidiaries itself, one of which is CDC Software,
12	Inc. and then it owns 100 percent of Ross Systems and
13	TradeBeam and those subsidiaries are the subjects of the
14	letter of intent that had been discussed with Marlin, that’s
15	Exhibit 7.Debtor’s Exhibit 7 is the — a letter of intent
16	that has been executed between CDC Software and Marlin
17	Equity Partners.And the testimony and the evidence refers
18	to that as the Marlin transaction of the Marlin letter of
19	intent.
20	I think I digressed a little bit.So, anyway,
21	back to the Chapter 11.So, the proceedings in this case
22	have included an application on behalf of the Debtor to
23	employ Mr. Watson as the Chief Restructuring Officer.	And
24	there was dispute about whether to employ him and if so on

25 what terms. Concern expressed by Evolution and by Robeco

1	about, in fact, Mr. Watson not having enough authority,
2	because the proposed engagement letter retains some
3	significant, maybe, some decisions were left to the
4	discretion of the board of directors, over objection of
5	Evolution and perhaps Robeco, I don’t completely recall.
6	But, I approved that engagement on the theory that the case
7	needed management in a chief restructuring officer role to
8	essentially take charge of the case.And that order made it
9	clear that the Court expected the chief restructuring
10	officer, the CRO to take actions that were deemed to be in
11	the best interest — that he thought were in the best
12	interest of the estate.And if he got any feedback from the
13	board trying to get him to do something else, that that
14	should be reported to the parties of the Court.
15	That did not solve the management problem from the
16	standpoint of Evolution and from the standpoint of the
17	United States Trustee and they moved to appoint a Chapter 11
18	trustee in the case and we had hearings on that, at which,
19	again, a fair amount of the focus was the problem of Mr.
20	Yip’s involvement in the company and the problem — I say
21	problem, I never — I don’t think I made a determination
22	that there was a problem.The claims, I should say, on
23	behalf of the moving parties, that there was a problem, a
24	continuing problem because of Mr. Yip’s involvement.
25	That resulted in a — in part because of concerns

1	that appointment of a trustee would have an adverse impact
2	on the business operations of Software and its subsidiaries.
3	The parties eventually agreed that the board of
4	CDC Corporation would, effectively, cede all of its
5	authority to the chief restructuring officer, so there would
6	be no question that the Chief Restructuring Officer, Mr.
7	Watson, would have, essentially, plenary authority to deal
8	with the Debtor in the Chapter 11 case and to manage the
9	Chapter 11 process as the Debtor in possession and,
10	effectively, to exercise and be — exercise the rights of a
11	Chapter 11 trustee.
12	And to have that responsibility, in my judgment,
13	and I hope in everybody else’s an authority so that it
14	solved the — and I approved that agreement and support that
15	agreement because I think that was in the best interest and
16	is in the best interest of this estate, to have an
17	independent post bankruptcy fiduciary take control of the
18	Chapter 11 process in this case.
19	And that is the background from my earlier
20	observations about the board of directors of CDC
21	Corporation, effectively being that a non-party in this
22	case, because they’ve backed off, they’ve said they’ve given
23	their authority to Mr. Watson.That doesn’t mean they don’t
24	have a view.It does not mean they could not assert it, but
25	I presume if they care, they know about this proceeding and

1	if they have a position that they want to assert they
2	certainly can.
3	Now, so we have still in the background here, most
4	everybody here probably knows this, but this is for a
5	reviewing court as much as anything, to set the stage.
6	The CRO is — therefore effectively has plenary
7	authority as I mentioned and proceeds to seek approval of
8	the employment of Moelis — we’ve referred to as Moelis, as
9	an investment banker whose job it will be to explore
10	alternatives and seek to find a way out from a business
11	standpoint of this case.
12	And there has been a lot of testimony about that
13	and whether they have — whether Moelis and Mr. Watson
14	collectively have pursued all alternatives, whether they’ve
15	pursued the best alternative, what’s in the best interest of
16	shareholders and so forth and so on, but in any event, that
17	process has culminated in the execution of a proposed
18	transaction which is Exhibit 29, which if we’d had the
19	hearing earlier than today would not have been existing.	At
20	least not dated as of February 1.
21	But, that transaction is now a transaction that is
22	proposed and will provide the basis, I presume, for the
23	Debtor under the CRO to put some — something into play.
24	And as we know the general way one puts that into play is to
25	seek approval of a 363 sale, which would include bidding

1	procedures, opportunity for other people to make a different
2	proposal.A 363 sale process has to clear the hurdle of it
3	— and the objection of it being a sub-rosa plan, it
4	dictates the outcome of a plan and so we can’t approve the
5	sale of assets where it will dictate the outcome of the plan
6	process without going through the plan process.	The sub-
7	rosa sale argument, again, all of you all are familiar with.
8	But, in any event, that is now — that’s the way
9	— that’s where we are in that process under the CRO and
10	Moelis.
11	Now, in the meantime — and now we’re getting to
12	the dispute here.CDC Software, the indirect downstream
13	subsidiary of CDC Corporation, partially owned, as I said,
14	decides to propose its own transaction — let me back up.
15	As it turns out through the process, the CRO and
16	Moelis conclude that the best way to proceed in this matter
17	is to begin with effecting a sale of CDC Software, of the
18	debtor’s interest in CDC Software.
19	You all know the details that are contained in
20	Exhibit 29, I don’t.But the general — because I haven’t
21	read it.But the general tenor of the transaction is that
22	the purchaser will buy the shares that CDC indirectly owns
23	and will offer to buy the shares of the minority
24	shareholders, the other minority shareholders.
25	And this will produce enough money to satisfy

1	Evolution and satisfy the other claims in the case.	It’s
2	not clear from the evidence exactly how the CDC Software
3	claim gets treated, but presumably it gets treated one way
4	or the other and therefore, after payment of the Chapter 11
5	expenses, the shareholders would get the rest of the money.
6	And, I presume, that CDC Corporation would also do
7	a plan that would provide most likely in my judgment for the
8	liquidation of the remaining subsidiary assets and
9	distribution of the proceeds to creditors.	It could provide
10	for a continuation of the company as a holding company in
11	the continued management of its subsidiaries and that is an
12	alternative and nothing that’s currently in the works would
13	necessarily preclude that.
14	So, while CDC Corporation through Mr. Watson and
15	the Moelis folks, John Joliet, is the principle that has
16	testified here for Moelis, while they are going through this
17	process, CDC Software decides that it would like to do its
18	own proposal for what should happen to it.	And so, it
19	enters into the — negotiates with Marlin and results in the
20	letter of intent, the Debtor’s Exhibit 7.	And that letter
21	of intent is — the transaction proposed by that deal is
22	clearly inconsistent with the proposed course of action that
23	the Debtor, through its professionals, is pursuing because
24	the debtor’s contemplated transaction is, sell the CDC
25	Software subsidiary and if CDC Software has — is going to

1	sell what appears to be 28 percent of its revenue stream and
2	in the form of Ross Systems and TradeBeam, the sale of CDC
3	Software Corporation as envisioned, is not going to work,
4	all the economics change.And there can’t be any serious
5	dispute about that.That’s just — that’s the way the world
6	works.It’s one thing to sell CDC Software, it’s another
7	thing to sell CDC Software less 28 percent of it.So, it’s
8	clear — I mean, you can’t dispute that.
9	And so because the Moelis transaction threatens
10	the ability of the debtor to what it wants to do, the Debtor
11	seeks an injunction, which is what we’re here about in this
12	lawsuit.And what the Debtor wants in general are two
13	things; one, the Debtor wants to prevent CDC Software and
14	its subsidiaries from making any material changes in their
15	asset positions that may interfere with the sale process.
16	Or put another way, they want an order that prevents any of
17	those subsidiaries from doing any activity out of the
18	ordinary course of business, which would include significant
19	asset sales like 28 percent of the business.
20	And then second and more broadly, they want to
21	stop any interference with the sale process or what might be
22	called the reorganization process.And that interference —
23	Mr. Kelly sort of referred to that interference as noise in
24	the background.And it’s the noise that occurs when
25	purchasers think that they are moving along in negotiations

1	to do a deal with the Moelis and Mr. Watson, representatives
2	of the Debtor, and they find that somebody else is doing the
3	deal with somebody else, with CDC Software directly over the
4	same or similar or parts of the assets.And this can create
5	confusion.It can create a feeling that the purchaser says,
6	I’m not going to get involved in this process, it’s not a
7	fair process.I’m just going to pack up my bags and go
8	home, somebody else is getting an advantage that’s not
9	right.And those are the types of things that can happen
10	and that’s what Mr. Kelly on behalf of the Equity Committee
11	was talking about as noise.
12	The Software and when I’m saying software I should
13	point out it’s Software, I assume is speaking on behalf it
14	and its subsidiary defendants — and it’s subsidiaries who
15	are also defendants.
16	The Software characterizes what the Debtor wants,
17	a bit differently.And Software characterizes the debtor’s
18	requests as being an effort to stop Software from exercising
19	its rights to stop its board of directors from exercising
20	its business judgment with regard to the management of its
21	business and the disposition of its assets.
22	And in this regard points out accurately that it
23	is a separate corporation from the Debtor, it has a separate
24	board of directors, it is an independent company and is
25	entitled to be treated as such.

1	And second, they characterize the debtor’s effort
2	as a request or an attempt to stop them, as a creditor, from
3	using the creditor’s own resources to explore alternatives
4	to a Chapter 11 plan that the Debtor wants to propose which
5	would be premised on the Moelis transaction.
6	Now, at this point I emphasize two things that
7	this controversy is not about as far as I’m concerned; one,
8	it is not about whether the Marlin transaction is a good
9	transaction or a bad transaction or whether it makes sense
10	or whether it does not make sense for CDC Corporation or for
11	CDC Software.It’s not about that.
12	And second, this current dispute is not about
13	whether CDC Corporation should or should not liquidate
14	itself.And as I expressed in colloquy there are two views,
15	obviously, and one view is that it’s in the best interest of
16	shareholders of CDC Corporation and for that matter, the
17	best interest of shareholders of CDC Software Corporation,
18	that one, CDC Software corporation shares be sold to a third
19	party and therefore, two, that the shareholders of CDC
20	Corporation get cashed out.This is the monetizing plan
21	that Mr. Kelly and the equity committee are favoring.
22	And the other, is to do something other than that,
23	to raise — to sell some assets or to get some sort of
24	refinancing based on assets that the corporation has, CDC
25	Corporation has, and use those to pay off Evolution, the

1	major protagonist from the creditor’s standpoint in the
2	case, so that shareholders will receive a greater return of
3	value through a continued operation of the company.	And
4	that’s the other view.
5	So, what this case is to me — what this dispute
6	here is, is about how all of this works out and how the
7	reorganization process is going to work and how this
8	decision is — between those two views gets made at some
9	point.
10	And that’s what this is really all about and this
11	is really about, at bottom, what’s in the best of the
12	shareholders of both a — CDC Corporation is what this
13	bankruptcy case is about, but CDC Corporation itself is a
14	shareholder of CDC Software and that implicates, in this
15	case, what’s in the best interest of CDC Software and
16	further, all of the shareholders of CDC Software who have
17	appeared and expressed an interest and said they want to be
18	cashed out.
19	Now, with — with that background we get to — let
20	me shift to some of the legal issues in this case.	The
21	Debtor has identified as property of the estate its right to
22	manage and control the subsidiaries and I suppose its
23	interest in the value of those subsidiaries.
24	And Software contends that CDC Corporation through
25	International, the subsidiary, has no such right to manage

1	and control CDC Software under Cayman Islands law or
2	otherwise.
3	And so, the position of CDC Software and its
4	subsidiaries is that its board, its management can
5	effectively do whatever it wants in the exercise of its
6	business judgment over the opposition of the interests of
7	its 98 percent voting right, 80 something plus percent
8	equity shareholder and over the opposition of the interest
9	of its other substantial minority shareholders who have
10	appeared.
11	And one could observe that — if I were on the
12	board I would want to make sure I was right about that
13	because I would not want to be sued by later management for
14	breach of fiduciary duty.But that’s for another day.
15	But this, I think — that position raises this
16	question.Who is CDC Software?Who speaks for CDC
17	Software?Who is making this decision to take action that
18	is contrary to what the shareholders want to do?	And this
19	is a fair question in my judgment because — I don’t know
20	that there’s been any direct evidence about this.	If
21	anybody wants to dispute this as it being outside of the
22	record or as it not being something that is commonly
23	understood in the world, I suppose you can do so.	But you
24	all look — most people in here, in fact, all of them are —
25	look like sophisticated business lawyers and so — or

1	sophisticated business people.
2	So, I think the experience that most of us would
3	be that when you have a parent subsidiary relationship and a
4	chain of corporations, that they all operate in tandem, they
5	operate together.They have a common goal and a common
6	objective.They’ve got — they have subsidiary
7	relationships for whatever, financial, tax or regulatory
8	licensing reasons that it’s helpful or necessary to have
9	subsidiaries.
10	But it’s one big happy family and there’s one
11	group of people at the top that control the whole corporate
12	chain and that’s the way it usually works.	And the evidence
13	on this is not directly and it wasn’t put out as an issue in
14	this proceeding exactly, but the evidence in this case that
15	we’ve got indicates that that’s exactly what happened in
16	this case.
17	How do I know that?I know that because there are
18	common employees.They are people who work for CDC Corp and
19	they work for CDC Software.We had the somewhat unusual
20	problem trying to figure out whether Mr. Bahl was an adverse
21	witness of one party or the other because he worked for both
22	of them.
23	And then we have Mr. Stutz who told us he works
24	just for CDC Corporation, that’s his employer.	So, how does

25 he get paid? He gets a paycheck from CDC Software.

1	And then there’s a computer system that runs the
2	email stuff and the policy on the email is when — according
3	to Mr. Stutz, maybe this doesn’t qualify as being direct
4	evidence on this either, but according to Mr. Stutz,
5	everybody understands on the computer policy with regard to
6	email, it says CDC implies to CDC Corporation and its
7	subsidiaries.
8	So when times are good and prior to the Evolution
9	lawsuit and prior to all of the adverse things that followed
10	from that after the judgment for perjury, none of these
11	issues mattered because everybody was on the same
12	wavelength.Nobody would have thought that there would be
13	this kind of a conflict, I don’t — I find no evidence to
14	support anything to the contrary.Because that’s the way
15	the corporate world works.
16	And so, that’s why I think it’s a fair — why, in
17	this case, do we have a subsidiary controlled by a parent
18	who wants to do something that is directly opposite to what
19	the parent wants to do and the other minority shareholders
20	who have expressed an opinion.
21	Let me point out, at one level there’s a business
22	that’s going on that’s being operated by CDC Software and as
23	best I can tell from the evidence, the employees of CDC
24	Software are doing the best they can to operate that
25	business in the right way, the appropriate way, so that that

1	business can keep on going.So, that all these people who
2	are fussing about who’s going to own it, will have something
3	to fuss about, for which they should be commended and for
4	which, they are probably having some degree of angst and
5	it’s clear there are some controversies among the employees
6	about which is best and who’s going to do what and I’m sure
7	there’s all kinds of anxiety about all of this stuff.
8	But I did want to point out that, from what I can
9	tell, that the rank and file and the mid-level and the new
10	level management, those types of people are doing — they’re
11	trying to keep what needs to be happening, not withstanding
12	what has been described as dysfunctional management at all
13	levels, and as far as the top-level management, that was Mr.
14	Watson’s testimony and from everything I’ve seen I would
15	have to — I would make that finding of fact.There’s a
16	dysfunctional management that needs to be fixed.
17	So, anyway, that explains why I ask this question
18	and the importance of that question.And so the question,
19	again, is who’s making these decisions?And since it’s —
20	and I don’t mean to be critical of Mr. Rogers and Mr.
21	Isbell, because they’ve done a fine job here and they’ve
22	done a professional job, but the question that would be
23	interesting and is the same question is, who is telling them
24	what to do?Who is telling them what positions to take?	I
25	don’t mean they’re controlling your professional judgment

1	telling me what evidence to assert and what arguments to
2	make, but who’s telling them what to do?It might be within
3	the attorney client privilege, that’s why I didn’t ask them.
4	But it looks to me from the standpoint of Software
5	that the only person at the high management level who is
6	controlling the strategy in the corporate chain is Mr. C.K.
7	Wong.He’s the chief executive officer.He doesn’t come to
8	the United States, but he’s the chief — very often, but
9	he’s the chief executive officer.So, that’s the person,
10	presumably, at the high management level who’s in charge of
11	the company.Either he or the board.Don’t — hadn’t heard
12	— until I asked in argument who the board members were, we
13	hadn’t heard anything about what the board had decided,
14	necessarily, about any of this.
15	So, it’s Mr. Wong and what do we know about Mr.
16	Wong, from Mr. Cohen’s testimony?Mr. Wong, is basically
17	the proxy for Mr. Yip.And it’s not just Mr. Cohen’s
18	testimony that indicates that, it’s the whole tenor of the
19	evidence in the case.
20	And so what we have here is, Mr. Yip, who is not
21	supposed to be involved in the management of the Debtor or
22	of Software, because of this investigation in the medical
23	and administrative leave or whatever that’s been talked
24	about, he’s not supposed to be involved in debtor’s
25	management and he is, effectively running CDC Software.

1	And his agenda — and I don’t say that
2	pejoratively, his — so, let me restate that.His view,
3	apparently, as expressed by Mr. Sanders is that the Debtor,
4	CDC Corporation, should not sell its interest in CDC
5	Software.And I’ll come back to that further, but that’s a
6	legitimate position to take.And it needs to be taken
7	account of in this case.
8	But, in any event, the — this adverse view of the
9	reorganization process on behalf of CDC Software upsets the
10	normal expectation again of what happens in a corporate
11	chain.And now we have to look at what happens in a
12	bankruptcy case.
13	Outside of bankruptcy in the normal circumstance,
14	as I said before when you have a corporate chain,
15	everybody’s on the same page.
16	And if you have a bankruptcy case where all the
17	subsidiaries come in the bankruptcy, which frequently
18	happens, notwithstanding all of the technical conflicts that
19	exist or maybe actual conflicts that exist because of inner
20	corporate transactions, we have these huge bankruptcy cases
21	with lots of subsidiaries.They all come in and usually we
22	have a joint administration of that — of those cases and
23	usually there’s one party at the top who is the focus and
24	who is controlling the whole reorganization process and it
25	gets up to the court to — and the parties themselves, of

1	course, to identify these things, but any conflicts between
2	those entities get managed through the bankruptcy process
3	and it works that way.But, again, it’s — everybody’s more
4	or less on the same page.Unless there’s a clear conflict.
5	And then, as in this case, sometimes you have some
6	members of the corporate chain are in and others in the
7	corporate structure are not and so, when that happens — and
8	to me it was quite appropriate in this case and an
9	indication that people were paying attention when I heard
10	that CDC Corporation would have its lawyers and CDC Software
11	Corporation would have its lawyers, because a company in
12	bankruptcy may have interests that are different and adverse
13	to a subsidiary that is not in bankruptcy.
14	And so, from that standpoint, therefore, by
15	recognizing those separate and distinct entities, each
16	entity advances its own interests and is clearly entitled to
17	do so.
18	Now, what happens in this case is that CDC
19	Software has ended up wanting to assert a position that it
20	thinks is in the best interest of its parent, despite the
21	protestations of its parent that it’s not in its best
22	interest.
23	Now, what are the interests of the debtor?	The
24	debtor’s interest is to have a reorganization process that
25	is orderly and the debtor’s interest is the maximization of

1	value.
2	What happens in this case is that CDC Software has
3	ended up wanting to assert a position that it thinks is in
4	the best interest of its parent, despite the protestations
5	of the parent that it’s not in its best interest.
6	Now, what are the interests of the debtor?The
7	debtor’s interest is to have a reorganization process that
8	is orderly and the debtor’s interest is the maximization of
9	value, and so here one of — the question is whether the
10	activity of the subsidiary can impede or frustrate that, and
11	it can.The subsidiary can impede the debtor’s interests in
12	maximizing value and in having an effective reorganization.
13	And the reason is pretty clear.The reason is the
14	subsidiary is the asset.It is where the value is from an
15	economic standpoint, not all of it, but it is — a
16	substantial chunk of the value of CDC Corporation is CDC
17	Software Corporation, not the whole subsidiary, the debtor’s
18	shares.And so, as a result of this, and I think this is a
19	conclusion of law but it could also be a finding of fact,
20	that the debtor has, in my judgment, an intangible and
21	perhaps a concurrently inchoate right to manage and control
22	its subsidiaries and to realize the value of its direct or
23	indirect holdings in its downstream subsidiaries.
24	And eventually, one presumes, if one is the
25	majority shareholder and has the requisite majorities, and I

1	would think 98 percent of the voting power would be, one can
2	eventually, by exercising its shareholding rights, take
3	control of its subsidiary.But when we get — now we get to
4	the first legal issue in the case that’s one of the major
5	legal issues, and that’s, does — do the activities of the
6	CDC Software and the subsidiaries violate the automatic
7	stay?
8	My answer to that is no, they do not, and the
9	reason is that this property interest, this right, this
10	economic value that I just described I don’t think comes
11	within property of the estate within the meaning of Section
12	541(a) and therefore it’s not something that the automatic
13	stay automatically applies to.
14	One can take a plain meaning view of 541(a) as
15	meaning that the debtor’s property rights including all
16	legal or equitable interests of whatever kind in property
17	wherever located, but I don’t think that the overall
18	structure of the Bankruptcy Code is designed to say that the
19	property of the estate includes property that the debtor’s
20	subsidiary owns, even an indirect subsidiary, so that, for
21	example, if a debtor owns a subsidiary and it owns an asset,
22	and a creditor is attempting to foreclose on an asset of the
23	subsidiary, the asset of the subsidiary is not property of
24	the estate.
25	And so using that here, the CDC Software’s desire

1	to sell Ross SysCon or to negotiate for the sale of Ross
2	Systems or TradeBeam is in the same situation as that asset
3	of a subsidiary, and Ross Systems and TradeBeam and probably
4	CDC Software Corporation are not property of the estate.
5	The shares of CDC Software International are property of the
6	estate but whether International shares in CDC Software are
7	property of the estate gets into this hazy area.And I
8	think, in general, that that’s not property of the estate
9	under the case law that would represent the majority view.
10	That does not end the inquiry because now we get
11	to Section 105(a).And Section 105(a) tells us that the
12	Court may issue any order, process or judgment that is
13	necessary or appropriate to carry out the provisions of this
14	title, meaning the Bankruptcy Code.And in general, there’s
15	been a lot of case law on 105(a), disagreements,
16	philosophically and otherwise, about how far it reaches,
17	what it means, so forth and so on, but I think the case law
18	generally has interpreted Section 105(a) as permitting the
19	Bankruptcy Court to enter orders against third parties to
20	prevent third parties from exercising rights that a third
21	party otherwise could exercise, when the exercise of those
22	rights will unduly interfere with the administration of a
23	bankruptcy case and specifically the reorganization process.
24	And, as an example, in the hypothetical I just
25	talked about where a parent corporation owns a subsidiary,

1	the subsidiary owns property and it’s subject to a mortgage,
2	and that — the creditor of that subsidiary wants to
3	foreclose, and that subsidiary is not in bankruptcy, I think
4	you would find case law authority that would permit the
5	Court to enjoin that foreclosure if that property was
6	essential to an effective reorganization, not an automatic
7	stay but a 105(a) stay.A lot of other requirements would
8	have to be met but I think that that exists.
9	Similarly, courts have — and courts have in fact
10	enjoined creditors of a subsidiary from enforcing a claim
11	against the subsidiary.The courts have prevented under
12	105(a) the creditors from suing the guarantor of a corporate
13	debt.And again, this happens when the failure to stop that
14	type of action would impede or interfere with the
15	reorganization process and it’s not a permanent thing.	It’s
16	a stay; it’s a temporary injunction of limited duration
17	subject to being modified by the Court for cause shown, and
18	it’s designed to last only so long as is necessary to get
19	through the reorganization process.So, although it’s a
20	broad power, it’s also a limited power.
21	And so I think, in this case, that the debtor’s
22	intangible and perhaps inchoate rights that I just mentioned
23	and its interest in the downstream value of its direct and
24	indirect subsidiaries, all of those rights are economic

25 interests? In that sense they are a type of property

1	interest and it is indisputably — indisputably, the debtor
2	has a valuable economic interest in CDC Software Corporation
3	and its assets.
4	And it would ignore the elephant in the room to
5	conclude that the debtor has no interest, no right to try to
6	protect any interest — the interest that it has in CDC
7	Software Corporation, and it would ignore the elephant in
8	the room to suggest that the Bankruptcy Court cannot take
9	appropriate action to protect the interests of the estate in
10	the asset itself and in the reorganization process.
11	When that authority should be exercised is
12	another, more difficult question, which I will get to, but
13	the point is there is downstream value and there is a way to
14	realize that value and there’s a process for determining how
15	to do that, and it is that process that Section — and the
16	value that Section 105(a) protects.
17	Now, beyond the general economic interest, this
18	gets to the process issue.The debtor/trustee — because
19	the debtor has the rights, powers and duties of a trustee
20	so, in a sense, we’re really talking about the duties of the
21	trustee, and here those are exercised, as I explained before
22	by the CRO, Mr. Watson.
23	But the concern, the valid concerns of the debtor
24	in this regard, are there has to be some sort of triage for
25	due diligence so that the people who need due diligence to

1	be able to buy the asset can get it, and if every Tom, Dick,
2	and Harry can come in and say I want to do due diligence, a
3	debtor could be swamped with it, so there has to be some
4	sort of triage to separate the sheep from the goats — which
5	ones are the serious bidders, which ones are the not serious
6	bidders.That has to happen; otherwise — there can also be
7	interference with business operations if that due diligence
8	process is not controlled.And, then, if a competing
9	operation is going on here a subsidiary, as I mentioned
10	before, the competitive process can impede or derail the
11	ability of the debtor to move forward on the other — on the
12	track that is under way.
13	And so, in essence, somebody has to be in charge
14	of this process and in a bankruptcy case it’s the trustee
15	initially.It’s the trustee who controls the process and
16	here, just like the trustee’s employees can’t work at cross
17	purposes with the trustee, the trustee can’t have
18	subsidiaries working at cross purposes with the trustee
19	either, and that’s the type of thing that Section 105(a)
20	protects.
21	Now, as I mentioned earlier, and maybe this is why
22	I can’t find any cases on this, ordinarily we expect that
23	the parent is able to control the sub, one way or another,
24	and when the parent says, this is what we need to do, the

25 sub says, sure, okay, let’s do it. And that has failed. In

1	this instance that typical thing has not happened.		The
2	subsidiary has decided that it is going to go its own way
3	and that raises the question of, is there — what is the
4	reason that it wants to do that?
5	And CDC Software has advanced two primary types
6	of — maybe three primary types of justification, one, it
7	has expressed a concern for its constituencies, its
8	shareholders, who it’s ignoring, at least the ones who have,
9	at least the 92 or 93 percent of them who have expressed an
10	opinion, its employees, its customers, its vendors, the city
11	of Atlanta, all of those constituencies.	So that’s one
12	concern that it has advanced that it should be able to do
13	this; second, it has advanced concern for making sure that
14	the creditors of, or the shareholders of CDC Corporation,
15	the parent, have the opportunity to decide on, and have some
16	alternative to, the Moelis transaction for the sale of CDC
17	Software; and then, finally, it has advanced its concern as
18	a creditor of CDC Corporation.
19	I think from the evidence, from all of the
20	evidence, the real concern of CDC Software and whoever is
21	running is running it — if it’s not Mr. Wong, then it’s
22	somebody or Mr. Yip; it’s somebody else, but whoever’s
23	running CDC Software, the real concern is to propose an
24	alternative transaction for CDC to try to protect the
25	interest of the CDC shareholders, and that’s a perfectly

1	legitimate objective but that is not the job of CDC
2	Software.
3	It is not the job of the subsidiary to save its
4	parent.It may be the job of a parent to save its
5	subsidiary, but that objective alone, that is just not its
6	job.And I think that is the real concern and in part that
7	is from Mr. Cohen’s testimony and it is from Debtor’s
8	Exhibit 4 and 5, which are the e-mails from Mr. Yip.And
9	the objective is — the real objective is not because CDC
10	Software is worried about whether the city of Atlanta loses
11	an employer; it’s not whether some employees lose their job;
12	it’s not whether customers are affected adversely because a
13	new owner comes in, and in part I make that conclusion
14	because none of that was discussed with Marlin.And, yes,
15	that’s for another day but there’s — if those are concerns
16	that are really the concerns that are driving the
17	transaction, those would have, I would think, would have
18	been at least discussed.
19	And so, under these circumstances, Section 105(a)
20	provides authority from the Court to enter an injunction to
21	protect a reorganization process.Here the reorganization
22	process and the protection that the Court can grant is for
23	the debtor’s interests and rights, again, the trustee’s
24	rights, to propose the disposition of assets and the

25 reorganization of the company. And, as I may have already

1	stated, the Court has the authority to enjoin actions that
2	interfere with the administration of the estate and its
3	assets, and that imperil the reorganization efforts.
4	There was some discussion about jurisdiction to do
5	that and whether this was a matter that arose in or under
6	the bankruptcy case and, as I’ve indicated, I think the
7	Court clearly — the District Court clearly has jurisdiction
8	to determine this because the economic and substantive
9	reality of the case is that there is a substantial economic
10	interest of the estate in CDC Software and its subsidiaries
11	and it directly involved and implicated in the case.
12	Section 105(a) means that it arises under the Bankruptcy
13	Code and I think its core proceeding because of the
14	interests of the estate and the reorganization process that
15	are implicated and so, therefore, I have authority to both
16	hear and determine the matter under 29 USC Section 157(b).
17	Now, what are the standards for granting Section
18	105(a) relief?I think there are the standard — the
19	factors, elements are, one, there has to be some
20	interference with the reorganization process, something that
21	may imperil the reorganization effort, and I think that has
22	been shown here.The — in considering that I think the
23	Court must also consider whether and to what extent granting
24	the relief to protect the reorganization effort adversely
25	and unfairly affects the rights of the third party.	And

1	here, where the only reason — where the reason that CDC
2	Software really wants to do this is cloaked in terms of
3	exercising its prerogatives to control its own affairs, but
4	what is really happening is it wants to propose, wants to
5	advance a view of what should happen in the case to the
6	shareholders of the debtor.That is not a legitimate
7	reason.
8	It’s a legitimate reason; it’s not a sufficient
9	reason to stop it and its subsidiaries from interfering with
10	the reorganization effort and, again, it’s because it’s not
11	the subsidiary’s job to look after the interests of the
12	parent shareholders, and it has no other current need that
13	justifies taking this type of action.
14	It would be different, for example, if CDC
15	Software found itself in the middle of its own liquidity
16	crisis and needed to raise funds so that it could continue
17	the operation of its business.That would be a completely
18	different factual circumstance from what we’ve got here.
19	And if that were the case, the Court might probably, most
20	likely would find — I can’t permit destruction of the
21	subsidiary because the parent finds it inconvenient that
22	they’re going to do something, so that would be a different
23	circumstance and that’s the type of analysis that I think
24	Section 105(a) requires.
25	So now we turn to the issue of — so now we turn

1	to the issue of whether to grant a preliminary injunction.
2	The final relief requested, as I’ve just indicated, I think
3	the debtor is entitled to under the evidence, I find.So I
4	think they have met that first prong of the preliminary
5	injunction test, which is, I conclude that I can’t grant the
6	relief they’ve requested and I conclude that it’s more
7	likely than not that I will, so they’re likely to prevail on
8	the merits.
9	Then we have to consider what — whether the
10	debtor will suffer irreparable harm, and in the context of
11	the reorganization process there is a need — there — there
12	is a danger of it — of irreparable harm.And that is, this
13	reorganization process needs to go forward.The melting ice
14	cream cone analogy has been suggested.It is a good one.
15	We don’t know how fast it’s melting.
16	Recent results indicate there are problems.
17	Testimony in this proceeding and earlier proceedings have
18	indicated that this bankruptcy — the existence of this
19	bankruptcy case is a drag on CDC’s ability to compete
20	effectively.It’s probably a drag on the productivity of
21	its employees to some extent.Interest on the Evolution
22	judgment, apparently, is running at a million dollars a
23	month.That’s — for me is — that’s still real money.
24	And so — and we have the overriding issue of
25	dysfunctional management which is most likely not going away

1	until all of this gets resolved.
2	And so for all those reasons I think there is
3	clearly a danger of irreparable injury to the debtor and to
4	the reorganization process.And that — you know, the harm
5	is not really to the debtor.The harm is really to the
6	constituencies of the debtor.The harm is really to —
7	probably not Evolution because there may be enough assets
8	for it to get paid in any event.But the harm is to the —
9	to the shareholders through a diminution of value.	That’s
10	the real irreparable injury, and the possibility that these
11	deals, that may be excellent deals, will go away.
12	Against that I have to balance the injury to
13	Software and, as I have indicated, Software is — argument
14	is that granting this injunction improperly interferes with
15	the board’s management prerogatives and disregards
16	applicable law that gives the board control over the assets
17	of — of CDC Software and the board of each subsidiary.
18	As I have indicated, I think that is — that’s not
19	— that alone is not a sufficient injury to withholding the
20	injunction, in part because there seems to be no reason that
21	they need to exercise those prerogatives, at least
22	currently.
23	And then finally we get to whether public policy
24	or the public interest supports the issuance of the
25	injunction, and I think in this — in this case the interest

1	of the public and public policy are that this reorganization
2	process proceed in a controlled, in a fair and efficient and
3	a transparent manner, and that it be controlled in the way
4	that the bankruptcy code contemplates, and — and that
5	assets that are indirectly held by the estate go through
6	completely the estate process for dealing with assets of the
7	estate.Again, I emphasize, this is not a case where there
8	is a reason that the subsidiary has to go its own way.	That
9	is an interest that the subsidiary has other than the
10	interests of saving the parent.
11	And so for all those reasons it’s appropriate to
12	grant a injunction under Section 105(a), and then the
13	question becomes what is the scope of that injunction.	And
14	I will need to hear further argument, possibly, on this if
15	you all cannot work out exactly what the scope of all of
16	this.But there are two primary things that will have to be
17	enjoined:
18	One is any asset transfers, sales, commitments to
19	sell of any assets of the subsidiaries or any assets of the
20	— well, yeah.Any assets of CDC Software or any of its
21	subsidiaries outside of the ordinary course of business;
22	incurring of any extraordinary debt that’s not in the
23	ordinary course of business; or other similar transactions.
24	In other words, basically, CDC Software should
25	continue to do what it has been doing in the ordinary course

1	of business and should not be engaged in selling or
2	financing its assets.
3	This does not apply to matters that are necessary
4	for it to conduct its business in the ordinary course.	It
5	doesn’t mean it can’t sell anything, and it doesn’t mean
6	specifically that it can’t satisfy the judgment of the
7	judgment creditors who have — if they have a judgment.	I
8	don’t know whether they do or not.That never
9	(indiscernible 4:55:28).And I frankly don’t remember
10	whether they had a judgment against Software or some other
11	downstream subsidiary.
12	And then, second, CDC Software and its
13	subsidiaries cannot enter into any binding transaction that
14	commits the subsidiary resources to effect a transaction or
15	can be closed without court approval.
16	Now this leaves open — my intent is that this
17	leaves open the prospect that if CDC Software wants to
18	propose a plan of reorganization or if CDC Software wants to
19	use its resources internally to try to gen up interest by
20	Marlin or someone else to put a competing proposal to the —
21	what’s this one?Arcapelago (ph).I guess we’ll have to
22	figure it out.I guess I have to go look up how to
23	pronounce that.But if it wants to propose — you know, do
24	work to propose an alternative plan to try to find somebody

25 else to do it, have at it. I question whether that’s in the

1	interest of CDC Software Corporation, but, certainly, I’m
2	not — I’m not by this injunction intending to preclude
3	that.But that transaction could not involve, for example,
4	a stalking horse fee or anything like that.	That’s — that
5	interferes with the debtor’s process.
6	Now if there is something else, Mr. Cifelli, that
7	needs to be enjoined that is not covered by those two
8	observations, I — I’m happy to hear from you.	And, Mr.
9	Rogers, if there’s something that specifically should be
10	excluded, I’m happy to hear about that.Otherwise, I’m
11	finished with my findings of fact and conclusions of law,
12	and then we will spend a few minutes talking about where
13	this case is going so that we can protect the interests of
14	the shareholders who may want to do something different than
15	what Mr. Watson and Ellis want to do.
16	MR. ROGERS:Your Honor, I don’t —
17	THE COURT:Mr. Rogers.
18	MR. ROGERS:Thank you for your very thoughtful
19	opinion.We’re going to think about it.	We want to thank
20	you for spending so much time with us on your birthday.
21	THE COURT:Okay.Thank you.
22	MR. CIFELLI:Your Honor —
23	THE COURT:I understand — I’ve frequently found
24	that half of the litigants in my courtroom think I’m a
25	genius and the other half think I’m a moron.	So —

1	(Laughter)
2	THE COURT:— Mr. Cifelli —
3	MR. ROGERS: You’re clearly not a moron.
4	THE COURT:— which side are you on now?
5	(Laughter)
6	MR. CIFELLI:Your Honor, I was going to say that
7	I —
8	THE COURT:He still thinks I’m a moron, but go
9	ahead.
10	MR. CIFELLI:— I think — I understand — is it
11	my understanding that you have ruled from the bench and the
12	effects of that injunction take effect immediately or the —
13	the injunction takes effect immediately, subject — but —
14	but you want us to try to agree on language for a written
15	order?Is —
16	THE COURT:Correct.
17	MR. CIFELLI:— that correct?
18	THE COURT:I would like — I — I do intend it to
19	be effective.If I need to go back and cobble something
20	together right now I will, or I’ll take a look at your
21	language.I had not looked specifically at your language.
22	MR. CIFELLI:I — I —
23	THE COURT:But I thought you all — you had
24	indicated a willingness to compromise, to some extent, and
25	then Mr. Rogers had indicated, well, you know, maybe.	And

1	so if you all can work out language in — with this general
2	direction, or maybe somewhat specific direction, fine.		If
3	you can’t, if I need to hear more evidence, I will.
4	Otherwise, each of you submit an order that has the language
5	that you think is appropriate and I’ll choose.
6	MR. CIFELLI:All right.We’ll — we’ll certainly
7	do that, Your Honor.
8	THE COURT:Does that suit you, Mr. Rogers?
9	MR. ROGERS:Absolutely, Your Honor.	We’ll work
10	—
11	THE COURT:And —
12	MR. ROGERS:— very well.
13	THE COURT:And I don’t expect and don’t want you
14	to try to track my findings of fact and conclusions of law
15	because they ramble and you all will disagree about what I
16	said and I don’t want this slowed down by that process.		So
17	all I need is the decree part and I don’t think I have to do
18	anything other than make oral —

19 MR. ROGERS: It is hereby —

20 THE COURT: — on the record findings.

21 MR. ROGERS: — ordered that, right?

22 THE COURT: Right.

23 MR. CIFELLI: Well, I — I would —

24 THE COURT: You can reference that the Court —

25 MR. CIFELLI: — simply incorporate a reference —

1	THE COURT:Right.
2	MR. CIFELLI:— the findings and conclusions read
3	into the record.
4	THE COURT:Correct.Yeah.Incorporate them, but
5	not try to restate them because you all won’t agree on what
6	I said.
7	All right.Now, Mr. Sanders, on behalf of Mr. Yip
8	has raised the question of how we get to a process where
9	shareholders have the opportunity to decide whether they
10	want to proceed down the — what I’ll call the debtor track
11	or the alternative track.And Mr. Kelley indicated that a
12	plan would be an appropriate way to do that.
13	So my question is — maybe this will indicate what
14	I think the answer ought to be.But why don’t we do a plan
15	or plans and simultaneously pursue a 363 sale and we’ll see
16	where we get?
17	MR. ELLIS:Your Honor, Greg Ellis representing
18	CDC Corporation for the record.
19	I think that’s generally correct with — with a
20	nuance.Just in the stop purchase agreement one of the
21	negotiations is usually best efforts for a 363 sale, and in
22	the negotiations we actually had a flip into a plan with
23	optionality (sic) and that was negotiated out.	So,
24	contractually, that was a negotiating point we lost with

25 this prospective purchaser. We are bound to use the best

1	efforts to prosecute a 363 sale.But we are aware of the
2	issue —
3	THE COURT:Well, you use your — you use your
4	second best efforts to prosecute a —
5	MR. ELLIS:Well, we’re aware of —
6	THE COURT:— a plan that incorporates.
7	MR. ELLIS:— the issue.As a negotiating point
8	I lost, but in the meantime we have been working with Mr.
9	Kelley on the committee on a plan.So I’m not stopping that
10	effort.But I just want to make clear that we do need to
11	file a 363 motion under the contract —
12	THE COURT:How long will it take —
13	MR. ELLIS:— by Friday.
14	THE COURT:— to file a plan?
15	MR. ELLIS:Well, I have a draft and,
16	unfortunately, this is — you know, there’s only so many
17	hours in the day.But I’m ready to meet with Mr. Kelley on
18	the weekend.We’re meeting Friday and, you know, it’s
19	really their plan, but I’ve moved it along.	I don’t know.
20	You know, it may be a committee plan.	It may be a joint
21	plan.But, obviously, to anyone without the exclusive
22	period is free to file a plan.
23	THE COURT:How long does — if the CDC
24	Corporation wants to file one or if Mr. Yip and his
25	affiliates want to file one, how long do you all need?		Is

1	Evolution still here?
2	Yeah.If Evolution wants to file one, how long —
3	MR. RANKIN:Your Honor —
4	THE COURT:— how long do you all need?
5	MR. RANKIN:Your Honor, Jay Rankin on behalf of
6	Evolution.We have not started that process.	We’re
7	considering it, but we’re at the very early stages or
8	haven’t started at all.So —
9	THE COURT:The reason I ask is I anticipate we
10	would get all of them on the table and just move them all at
11	the same time with possibly one disclosure statement.		And
12	we don’t have in this Court arguments about adequacy of
13	disclosure statements —
14	MR. RANKIN:Your — Your Honor —
15	THE COURT:— that are disguised as objections to
16	confirmation.I do expect that a disclosure will be
17	adequate, but if one party says it doesn’t properly state
18	this or it doesn’t, you know, mix this or that or the other,
19	the answer is, okay.Put it in, unless it’s inaccurate.
20	MR. RANKIN:Well, a while ago we had a very
21	preliminary discussion with Mr. Williamson that would be if
22	— if we went that way that we would be able to work with a
23	disclosure statement and we would certainly, if that’s where
24	it goes, try and, you know, accomplish that.	I think the
25	debtors are in agreement with the cost — with the Court —

1	THE COURT:I know this is —
2	MR. RANKIN:— to keep the cost down.
3	THE COURT:— oversimplification, but the
4	disclosure statement — I mean, the plan — the question can
5	almost be one plan says we’re going to liquidate everything
6	and the other says we’re only going to liquidate part of it
7	and this is what we’re going to liquidate, and this is how
8	Mr. Yip’s or CDC Software’s plan gets a little more
9	complicated because it has to tell us how we’re going to
10	operate after we sell only a part of the company, which
11	includes, I guess, who is going to manage it.
12	MR. CIFELLI:And, again, Your Honor, I hate to go
13	back, but for the purchasers who are not here and, you know,
14	on the record they did want me to state they are concerned
15	about the operation of the business.And so I just want to
16	— and, you know, we’re monitoring that very closely —
17	THE COURT:I just did the best I could —
18	MR. CIFELLI:— in that context.
19	THE COURT:— on that one.
20	MR. CIFELLI:I understand.But — but that’s —
21	that’s exigent on — you know, the plan is a somewhat slower
22	process, so we have to evaluate facts day by day.
23	THE COURT:If you all get a plan filed by March
24	1, we can have a disclosure statement and a confirmation

25 hearing by the end of April, right? Anybody disagree with

1	that?
2	MR. CIFELLI:That’s what the rules permit.
3	Absolutely, Your Honor.
4	THE COURT:Now if you’re in New York or Delaware
5	and you’ve got to have 150 pages to tell us how we’re going
6	to distribute the money to shareholders, I guess that could
7	get complicated.But it’s pretty easy.One plan is sell
8	the assets and you could give the money to the shareholders,
9	and the other one is don’t sell all the assets and the
10	shareholders keep their stock, or sell enough assets to pay
11	Evolution, figure out how to deal with the CDC Software
12	claim and — and how to finance it, and the shareholders
13	keep their stock and the only other question is who is going
14	to manage it.And we would know who it is or that we — we
15	— it will tell us how people are going to be able to vote
16	to decide who is going to do it.
17	Am I missing something?Sometimes I tend to
18	oversimplify things that are — that really are complicated.
19	So, anyway, the point is you — I thought the
20	indication was that a 363 sale, the target was to close that
21	thing by the end of May.

22 MR. CIFELLI: Well, Your Honor, that’s — that’s

23 — we do —

24 THE COURT: Have I beat that —

25 MR. CIFELLI: — do have that outside date in the

1	contract, but, you know, there is a — there are clauses in
2	the contract for substantial changes in the business.		There
3	are risks to the estate in a delay, and so I just want the
4	Court up front to be apprised —
5	THE COURT:I — I understand.That’s for —
6	MR. CIFELLI:— of those concerns.
7	THE COURT:I mean, that’s for another day.	Then
8	you’ve got to — you know —
9	MR. CIFELLI:I understand.
10	THE COURT:— if they really exist, then maybe
11	that happens, and if they don’t really exist —
12	MR. CIFELLI:And I — and part of it is just for
13	—
14	THE COURT:And if the debtor is trying to throw
15	those kind of roadblocks up because they really just want to
16	push through with this deal and the debtor doesn’t want us
17	to be able to — the same counter argument of trying to
18	impede the other guys efforts.
19	MR. CIFELLI:I understand.
20	THE COURT:I think there is a — right now based
21	on the evidence I see an emergency, but I don’t see this —
22	this thing going to a handbasket and somewhere else —

23 MR. CIFELLI: Your Honor —

24 THE COURT: — for an extra —

25 MR. CIFELLI: Right.

1	THE COURT:And —
2	MR. CIFELLI:It’s a concern —
3	THE COURT:— for the extra time they’ll be
4	needing to do a plan.
5	MR. CIFELLI:Right.Your Honor, it was a
6	concern.	It was in the negotiations.We’re monitoring it
7	and I just want the parties to be up front.I mean, I think
8	that’s the —
9	THE COURT:Okay.
10	MR. CIFELLI:— fairest way to — to say that
11	these things can move.It’s a complex situation, a complex
12	business, and so, you know, it’s close monitoring and —
13	THE COURT:If purchaser — if you’ve got a
14	stalking horse, they’re going to get their stalking horse
15	fee.	It’s reasonable.I haven’t looked at it yet.	I have
16	no idea.	I don’t know what other people — maybe other
17	people will oppose any kind of stalking fee, stalking horse
18	fee.	I don’t know.But, you know, all purchasers want to
19	buy the assets.They don’t want anybody else to be able to
20	bid, and they want to buy them tomorrow and not let the
21	process work.
22	And so they’re just going to have to — and
23	— and the debtors are going to have to do the best they can
24	to resist all of that stuff.I understand and appreciate
25	that.	And then at some point somebody has to call their

1	bluff and I’ll do it if I have to.But absent some further
2	evidence or something that I’m not aware of, this — this
3	ice cream cone is maybe dripping, but there’s still a lot
4	left of it.So maybe there’s a need to move promptly, but
5	not rashly.
6	Okay.Anything else that we can do?
7	So how long does it take?I’ve — just give me
8	some — how long does CDC need if it wants to go forward?
9	MR. ELLIS:Well, Your Honor, we’ll have to
10	confer, but assuming that a decision is made, I think that
11	the March 1st deadline that you suggested from the bench
12	would be appropriate.I think we could have something on
13	file by then and have a consolidated disclosure statement
14	hearing and plan right along the same path as the debtor or
15	anybody else.But, obviously, we’ll confer and develop.	We
16	— we have some work to do if we’re going to get there.
17	THE COURT:Does that suit you, Mr. Sanders on
18	behalf of Mr. Yip?
19	MR. SANDERS:Yes, Your Honor, it does.
20	THE COURT:Debtor, March 1?
21	MR. ROGERS:Yes, Your Honor.On behalf of
22	Evolution if we decide to file a plan we certainly can do it

23 by March 1.

24 THE COURT: Mr. Kelley?

25 MR. KELLEY: I’m hopeful that — that the debtor

1	will file a plan before March 1 and we don’t want — who
2	will be resisting trying to slow down the process
3	unnecessarily.Other people may take until March 1.	I’m
4	going to try to push it for a faster filing than that, from
5	our perspective.
6	THE COURT:Can CDC or Mr. Yip’s interests do it
7	faster?
8	MR. SANDERS:The simple —
9	THE COURT:That’s about, what, twenty-eight days?
10	MR. SANDERS:Yeah.The simple answer is maybe.
11	We will certainly press forward as fast as we can to — to
12	get something in place.I believe that, for instance, the
13	Marlin diligence phase ends very shortly.It may be that we
14	have something that’s fully baked before March 1st and, if
15	so, we’ll get it on file.But I think March 1st as an
16	outside date is — is doable.
17	THE COURT:I’m glad you mentioned diligence.	You
18	can have a seat.
19	MR. SANDERS:Thank you.
20	THE COURT:Implicit in all of this, I expect that
21	the debtor and CDC Software will make diligence available
22	for anybody who needs it for supporting anybody that is
23	putting together a plan.And I guess that’s primarily
24	Software, so I — I don’t intend to restrict Software from
25	providing diligence to Mr. Yip if he needs it or anybody

1	else who would be involved in a transaction.And I — and I
2	don’t expect that there’s going to be — that — that does
3	involve triage as I mentioned before.
4	And so I’m looking to the debtor to assist in the
5	management of that.This takes some — I guess some
6	cooperation and I don’t — I don’t know how to enforce
7	cooperation.But I expect the debtor to assist the process
8	and for you all to sit down and to work out reasonable
9	solutions to any problems that may occur.
10	I don’t understand why everybody wouldn’t have the
11	same diligence.
12	MR. CIFELLI:It — it should be duplicate, Your
13	Honor.Certainly —
14	THE COURT:And yet I thought I saw something
15	about a data room or some such —
16	MR. CIFELLI:There is a debtor room set up.
17	THE COURT:— or put it on the internet and
18	everybody gets it.
19	MR. SANDERS:I would think one of the
20	conversations that Mr. Cifelli and I could take up is
21	establishing a method of communication and perhaps get us
22	escalated if we have issues.So if they’re resorted sooner
23	— they’re resolved sooner, that would be my thought.
24	THE COURT:Well, you all need to figure out who
25	— which party is going to get what kind of diligence and

1	who is going to get what, and so there aren’t any games of
2	due diligence requests that are designed to stir up the pot,
3	so to speak.
4	UNIDENTIFIED SPEAKER:Judge, I think I know less
5	about diligence than virtually anyone in this room this
6	afternoon.But my understanding is that different parties
7	make different requests for diligence.It related to due
8	diligence.And so it’s not always the same for everyone.
9	Now, you know, cooperation — we don’t really
10	control the process to any great extent because it — it’s
11	Software’s employees that bear the burden.	They also have
12	the access with respect to due diligence, as I understand
13	it.So we’re largely reliant on Software employees’
14	connection to —
15	THE COURT:Well —
16	UNIDENTIFIED SPEAKER:— due diligence.
17	THE COURT:— implicit, I suppose, in the
18	injunction is that I expect Software to cooperate in the
19	process.And — but I also don’t expect — and I expect CDC
20	to cooperate in the process and I expect that that
21	cooperation extend not just to your internal people and not
22	just to Mr. Yip, but if somebody — some other shareholder
23	out there wants to do something, and — and it’s credible.
24	I don’t mean, again, just somebody popping up and saying, I
25	think I would like to do a plan, but somebody who — where

1	it’s credible and it looks like they can put something
2	together, even if you don’t like it, I expect them to be
3	able to get the information they need subject to
4	confidentiality, subject to legitimate business
5	considerations.
6	I am intensely hopeful that — that you all will
7	all be able to work all this out with the direction I’ve
8	given and this will not be a problem.But if it is, file
9	something and we’ll have another hearing.	I wish I had had
10	a first — set of first day issues in this case instead of
11	all these problems.
12	MR. CIFELLI:Well, Your Honor, we could come
13	close to it.I don’t know if it’s an appropriate time, but,
14	obviously, we are contractually bound to file bidding
15	procedures by Friday and we can obviously report back after
16	the Court files as far as scheduling a hearing.	But the
17	agreement requests that that be done within seven days of
18	the execution date —
19	THE COURT:When is the hearing supposed to take
20	place?
21	MR. CIFELLI:Well, it’s at the Court’s obvious
22	discretion, but the contract says within seven days of the
23	execution date, but no later than fourteen.	But they do —

24 THE COURT: For a hearing on what?

25 MR. CIFELLI: The bid — approving the bidding

1	procedures —
2	THE COURT:	The bid procedures.Okay.
3	MR. CIFELLI:	— and stalking procedures.	And
4	then the sale hearing is going to be at the discretion of
5	the Court.
6	THE COURT:	Okay.Well, we can do that probably.
7	So we need a hearing when?
8	THE CLERK:	That’s why we kept that February 16th
9	date open.
10	THE COURT:	Oh, good.That’s why we kept February
11	16th open.That’s not quite fourteen days, but that’s the
12	best we can do.
13	THE CLERK:	Well, that’s fifteen.Yeah.	So, I
14	mean, that’s the only day we have.
15	THE COURT:	It’s the only day we’ve got.
16	MR. CIFELLI:	The 16th, Your Honor?
17	THE COURT:	Yeah.
18	MR. CIFELLI:	Okay.
19	UNIDENTIFIED SPEAKER:So write it down?
20	THE COURT:	Yeah.
21	THE CLERK:	Ten, 10:00 a.m.?
22	THE COURT:	I mean, if this deal blows up over one
23	day I’m sorry, but I just —
24	MR. CIFELLI:	I trust my — our purchasers are
25	reasonable.

1	THE COURT:I can’t —
2	MR. CIFELLI:I mean, I had that discussion with
3	them last night.I wanted twenty one days, so now they get
4	to waive the first days.
5	THE COURT:They’re getting fifteen.
6	THE CLERK:So that’s a hearing on bid procedures.
7	Is that right?
8	THE COURT:Yeah.
9	THE CLERK:In the main case, correct?
10	THE COURT:Yeah.At ten o’clock.We’ve been
11	keeping that day open for you all or somebody else.		You got
12	it.
13	All right.Now if we file a plan on — on or
14	before March 1, and it’s what — what’s the disclosure
15	statement time frame?Is it twenty-one days or twenty-five?
16	UNIDENTIFIED SPEAKER:Twenty-eight plus three
17	days for —
18	THE COURT:Twenty-eight plus three, so that would
19	be March 1 would take us to — so we could have a hearing on
20	the disclosure statement on April 3rd.	What do we got on
21	April 3rd, Ms. Dawson?
22	THE CLERK:Can these parties do it in a half a
23	day?It’s a Tuesday.Is that open calendar?
24	THE COURT:Yeah.Okay.	We’ll do it — do we got
25	anything else scheduled that day?

1	THE CLERK:I don’t think — can they do it in a
2	half a day?
3	THE COURT:We’ll do it at eleven and we’ll go —
4	just block out the afternoon in case we have to go to the
5	afternoon.Don’t schedule anything for the afternoon.
6	THE CLERK:And that’s disclosure or disclosure on
7	—
8	THE COURT:Disclosure statement.
9	I think you all understand we’re not going to have
10	— we’ll — if we have to have a hearing, we’ll have a
11	hearing if we have to, if I have to sort something out.		But
12	I’m hopeful that you all will be able to solve disclosure
13	statement problems.Shareholders need to know what the deal
14	is and what the alternatives are.
15	I would love — here’s a challenge.I would love
16	to see a disclosure statement that was in plain English so
17	that a shareholder could look at it and figure out what’s
18	really going on and what the real option is.	That’s
19	probably impossible for you all to do, but hope springs
20	eternal.
21	MR. CIFELLI:Well, Your — Your Honor, I can just
22	suggest and I did it in another case with Judge Diehl (ph)
23	in a case where much shorter notice for the shareholders
24	that was written in plain English and —

25 THE COURT: Well, creditors —

1	MR. CIFELLI:— I think it worked.
2	THE COURT:— creditors in this case need no
3	notice.They don’t need — they don’t need any kind of
4	disclosure because it’s Evolution and they’ve had a lawyer
5	who’s been here every day — every step of the way and CDC
6	Software.
7	MR. CIFELLI:And in the —
8	THE COURT:And you’re going to pay them in full
9	anyway, right?
10	MR. CIFELLI:Right.And the context of the case
11	— in this case we — and we probably could work with the
12	SEC on that as well, but I don’t see any reason conceptually
13	why you couldn’t have a — a relatively simple notice like
14	the Court was saying earlier —
15	THE COURT:Yeah.
16	MR. CIFELLI:— that really explains because the
17	other —
18	THE COURT:Well, you all need — you all —
19	MR. CIFELLI:— filings are public and —
20	THE COURT:I —
21	MR. CIFELLI:— it just basically says, here are
22	your plans and here are your options and choose.
23	THE COURT:I’m also hopeful that we’ll have a
24	joint disclosure statement that is everybody’s in one piece
25	of paper or one — we send it out once.

1	But in any event, whatever gets filed we’ll have a
2	disclosure statement hearing on April 3rd.
3	(Pause)
4	THE COURT:	Let’s have, each party can file — the
5	direction I’m giving is each party file a disclosure
6	statement of — of its part of the disclosure statement and
7	the notice that will go out to state that we anticipate that
8	we’re going to have a joint disclosure statement that will
9	incorporate all of it.	If you all can put one together that
10	everybody’s agreed to that would be better, but if you
11	can’t, I want to leave open that option.
12	I see it looks like I’ve confused everybody.		If
13	that doesn’t make sense, now would be a good time to say
14	that doesn’t make sense.
15	MR. CIFELLI:	Your Honor, I’m not — I’m not quite
16	sure what the Court is suggesting.I think —
17	THE COURT:	Okay.So let me — what I’m worried
18	about is March 1 comes and you’ve got a plan and Mr. Rogers
19	has a plan and whoever — and whoever — everybody else has
20	a plan, and you haven’t gotten to doing the disclosure
21	statement collectively yet or you’re still fussing about
22	that.But you’ve got to file something to go with your
23	plan.
24	MR. CIFELLI:	Correct.
25	THE COURT:	So what I’m thinking is each person —

1	if you can agree on something ahead of time, great.			If you
2	can’t, then each proponent files a separate disclosure
3	statement, basically, but the notice — we’ll have one
4	notice for the hearing on April 3rd on all of the disclosure
5	statements and the notice will say that the Court may direct
6	the combining of all of the disclosure statements into one
7	document and approve that.
8	MR. CIFELLI:	Okay, Judge.We’ll prepare that —
9	THE COURT:	That’s what I’m saying.
10	MR. CIFELLI:	— that notice and circulate it
11	because I’m sure we can get the parties to agree on the form
12	of the notice if —
13	THE COURT:	Okay.
14	MR. CIFELLI:	— not the disclosure statement.
15	THE COURT:	Anyway, that’s the — that’s that
16	basic idea.
17	So then confirmation, is that twenty-eight days
18	plus three, too?
19	MR. ROGERS:	It is, Your Honor.
20	THE COURT:	That may push us out to May.	It does
21	push us out to May.
22	(Pause)
23	THE COURT:	Where’s the — let me see what we’ve
24	got?
25	THE CLERK:	Are you talking about April?

1	THE COURT:Yeah.No, May.
2	THE CLERK:Okay.
3	(Pause)
4	THE COURT:Okay.I’m going to — I’m going to
5	change direction here.Scratch out April 3rd.We’re going
6	to do the — I’m going to shorten the time for the hearing
7	on the disclosure statement.
8	So we’ll have a hearing on the disclosure
9	statement.
10	THE CLERK:So April 3rd is off?
11	THE COURT:April 3rd is off.We’re going to have
12	a hearing on the disclosure statement on March 20 at eleven.
13	Is that a Tuesday?
14	THE CLERK:Yes.
15	MR. CIFELLI:Your Honor, I just want to bring, I
16	guess, a notice issue.One of the things we haven’t done in
17	the case, but we’re, you know, getting proposals from claims
18	agents to notify the 29,000 shareholders that we have
19	directly to get them to the beneficial holders.That can be
20	done in four days.It’s — we can set the record date as
21	little as it was two days after a hearing and then they
22	serve it within two days thereafter.And we’ve spoken with
23	both Epic and Garden City.We’re awaiting final proposals
24	from them.
25	But I just want to make, you know, the Court aware

1	of that issue.If the Court’s concerned about getting
2	notice to all the shareholders for the disclosure statement,
3	certainly for the plan in writing —
4	THE COURT:Well, if we get it March 1, the notice
5	goes out — you’re — you’re saying that it would take until
6	the 7th?
7	MR. CIFELLI:Well, I — I would suspect we’re
8	going to need a —
9	THE COURT:Oops.Wrong — wrong —
10	MR. CIFELLI:— an order.We’re going to have to
11	do publication notice with the order, I think, to — to
12	probably comply with Mulane (ph).
13	THE COURT:You don’t have to do publication
14	notices as far as I’m concerned on a disclosure statement.
15	MR. CIFELLI:Well, that’s — well, I don’t want
16	to —
17	THE COURT:That’s a — that’s a procedural —
18	that’s a non-substantive matter.
19	MR. CIFELLI:Then it can go through the normal
20	transfer agent, and so that’s just the process.There’s an
21	extra four days to get it out.So I just wanted the Court
22	to — you know, and that would have been a motion
23	understanding the — you know, the timing and entering its
24	decision and shortening notice if the Court thinks that’s —
25	you know, concludes that that’s adequate notice.

Page 61
1	THE	COURT:	I think it’s adequate notice.
2 3 4	Mr. MR. THE	Kelley, KELLEY: COURT:	do you have a different view? No, Your Honor. The reason I think it’s adequate

5	notice is that everybody’s got an interest in getting proper
6	information to the shareholders, number one.Number two,
7	whatever that information is, if there’s 29,000 of them and
8	they’re not following the case, they’re not likely to have a
9	clue and they’re not going to come up and — and say it
10	improperly states the revenues for, which was it, raw
11	systems or trade name because it doesn’t exclude inter-
12	company accounts.
13	I mean, you know, maybe somebody would find that,
14	but people who are here on this — in this courtroom or on
15	this call can be expected to find any of those types of
16	deficiencies and the ordinary run of the mill shareholder
17	probably won’t.So I don’t — I’m — I accept any contrary
18	views about that, but I — that’s just the way I see it.
19	And so — but it’s important that they have
20	accurate information and they have plenty of time to
21	consider which way to vote.So that’s why, if we back that
22	up, we can give more time for the confirmation notice, which
23	is important, and then get to —
24	MR. CIFELLI:Your — Your Honor, have we picked a
25	day for the confirmation notice?

1	THE COURT:We’re about to.
2	MR. CIFELLI:Okay.
3	THE COURT:All right.March 20, that gets us to
4	April 20, which is a Friday, and the four days is even more
5	or worse.So we’re looking at the end of April.	What do we
6	got?
7	THE CLERK:Did you announce that the 20th is —
8	THE COURT:Not yet.
9	THE CLERK:Okay.
10	THE COURT:March 20.
11	THE CLERK:Yeah.
12	THE COURT:Yeah.
13	THE CLERK:Are you all aware of that?
14	THE COURT:For the disclosure statement.
15	THE CLERK:Okay.
16	(Pause)
17	THE COURT:Thursday, April 26th.Does that work?
18	Any objections?
19	(No verbal response)
20	THE COURT:I’m — I’m contemplating the motion to
21	sell gets scheduled for that same date.	The final, you
22	know, of what to do.
23	MR. CIFELLI:Your Honor, I suppose there’s no
24	conceptual reason why we couldn’t get the notice done
25	earlier that simply says the disclosure statements are going

1	to be filed by March 1st for these parties and get that out
2	some time in February.
3	THE COURT:	Oh, and announce that there will be a
4	hearing date?
5	MR. CIFELLI:	Right.There’s a hearing.	You’re
6	setting the hearing now, but —
7	THE COURT:	Are you sending the —
8	MR. CIFELLI:	— that does provide some additional
9	—
10	THE COURT:	Are you sending the notice out to
11	creditors anyway?	I mean, to the shareholders anyway?
12	MR. CIFELLI:	Well —
13	THE COURT:	I mean, 29,000, that gets to be real
14	money.
15	MR. CIFELLI:	Well, Your Honor, why don’t we just
16	bring that up on the 16th.I mean, we’re not going to do
17	anything.I’ll figure out — we will talk with the parties
18	on the 16th.
19	THE COURT:	But, I mean, you’re right.	We could
20	have — we could give notice of the hearing on the — on
21	project —
22	MR. CIFELLI:	Right.But let me —
23	THE COURT:	— prospective disclosure statements

24 —

25 MR. CIFELLI: Right. But —

1	THE COURT:	— and the confirmation hearing for that matter.
2	MR. CIFELLI:Your Honor, I think I can do that
	because I’ve got to file for the claims agent.		We’ll get
3	that on for the 16th hearing as well.
	THE COURT:	In fact, would you all collectively do
4	a scheduling order that just has these dates in it?
5	MR. CIFELLI:Sure. THE COURT: everybody.	And we don’t need to serve it to Just serve it on the short list and — but that

6	— then it will be of record and anybody who’s looking at the case can find it. And let’s include in the title,

7	scheduling order, or order scheduling times for hearings on disclosure statement, confirmation.

8 9	UNIDENTIFIED SPEAKER: 26th? THE COURT:Ten o’clock. UNIDENTIFIED SPEAKER:	Judge, what time on the So, Your Honor, that’s

10	April 26th? I’m sorry. I just didn’t — THE COURT: Yes. April 26th.

11	UNIDENTIFIED SPEAKER: April 26th at ten o’clock for the confirmation hearing?

12	THE COURT:Correct. UNIDENTIFIED SPEAKER:	All right.

13	THE COURT: Anything else? (No verbal response)

14 THE COURT: Okay. Once again, thank you all.

Thank the lawyers for your — for your work and we will be
15	adjourned. Thank you and you’re excused.	I have to police my

16	area so that Judge Duberry (ph) won’t get mad at me. (Whereupon these proceedings were concluded at

17 5:29 p.m.)

C E R T I F I C A T I O N

18	I, Sheri Monroe, Kathy Russell, and Sherri Breach, certified that the foregoing transcript is a true and accurate record

19 of the proceedings.

20	SHERI MONROE KATHY RUSSELL

21	SHERRI BREACH Veritext

22	200 Old Country Road
23	Suite 580
24	Mineola, NY 11501
25	Date:	February 3, 2012

[& — appreciate] Page 1

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2

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3

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[appreciated — cdc] Page 2

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[cdc — continued] Page 3

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[continuing — develop] Page 4

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d

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[dick — evolution] Page 5

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[mean — owns] Page 9

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[proper — right] Page 11

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reply 3:6,6 report
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q

qualify 19:3 quality 4:6 question 5:8 9:6 17:16,19 20:17,18 20:18,22,23 24:9 28:12 30:3 36:13 37:25 41:8,13 44:4 45:13 quite 5:15 23:8 53:11 57:15

r

r 64:17
raise 15:23 33:16
raised 41:8
raises 17:15 30:3
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rankin 43:3,5,5,14
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read 11:21 41:2
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reality 32:9
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really 5:17 16:10,11
28:20 31:16 33:2,4
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45:18 46:10,11,15

[right — sophisticated] Page 12

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s

s 2:25 sale 10:25 11:2,5,7 11:17 13:2,15,21 26:1 30:16 41:15,21 42:1 45:20 53:4 sales 13:19 36:18 sanders 3:1 22:3 41:7 48:17,19 49:8 49:10,19 50:19

[sorry — think] Page 13

sorry 53:23 64:10
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t

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38:12 58:25

[thinking — withholding] Page 14

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w

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v

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voting 5:20 17:7
25:1

u

u.s. 2:8 uncommon 4:10 understand 38:23 39:10 44:20 46:5,9 46:19 47:24 50:10

[withstanding — york] Page 15

withstanding 20:11
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x

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y

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